Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

APPFOLIO, INC.

The undersigned does hereby certify on behalf of AppFolio, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), as follows:

1. The undersigned is the duly elected and acting President and Chief Executive Officer of the Corporation.

2. The Amended and Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on November 26, 2013 and amended by a Certificate of Amendment filed on September 5, 2014.

3. This Certificate of Amendment to Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and further amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as currently in effect.

4. That ARTICLE 4 of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to add the following provision as follows:

“Effective immediately upon the filing of this Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every one (1) share of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified and changed (without any further action by the stockholders or any other person) into 0.25 fully paid and nonassessable shares of Common Stock (the “Reverse Stock Split”), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation. The Corporation shall not issue any fractional shares of Common Stock in the Reverse Stock Split. All shares of reclassified Common Stock that are held by a stockholder as a result of the Reverse Stock Split shall be aggregated. If, after taking into account such aggregation of shares of Common Stock held by a stockholder, the Reverse Stock Split would result in the issuance of any fractional share, such fractional share shall be rounded up to the nearest whole share. The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. At the Effective Time, the certificates representing the shares of the Old Common Stock shall be deemed cancelled and shall not be recognized as outstanding on the books of the Corporation.”

5. The holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendment in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation has been signed on behalf of the Corporation by its duly authorized officer effective this 4th day of June, 2015.

AppFolio, Inc.

By:	/s/ Brian Donahoo
Brian Donahoo
President and Chief Executive Officer